Filed Pursuant to Rule 253(g)(2)

File No. 024-11170

Supplement No. 1 dated September 13, 2021 to

Post Qualification Amendment No. 4 to Offering Circular

dated April 12, 2021

CITYZENITH HOLDINGS INC.

2506 NORTH CLARK ST. #235

CHICAGO, IL 60614, USA

(312) 282-2900

www.cityzenith.com

This Offering Circular Supplement (the “Supplement”) relates to the Offering Circular of Cityzenith Holdings, Inc., a Delaware corporation (the “Company”), dated June 19, 2020 (the “Offering Circular”), as amended by the Post Qualification Amendment dated April 12, 2021 (“Amendment”), relating to the Company’s public offering Regulation A under Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering shares of common stock (“Offered Shares”) on a “best efforts” basis and up to 7,000,000 shares of common stock and shares of common stock underlying warrants and options on behalf of selling shareholders.  This Supplement should be read in conjunction with the Offering Circular, and is qualified by reference to the Offering Circular, the Amendment and the Supplements except to the extent that the information contained herein amends, supplements, supersedes and replaces the information contained in the Offering Circular and the Supplement.

This Supplement is being filed in connection with a change in the Company’s transfer agent from Koreconx to V Stock Transfer and the change of our escrow agent from LendingClub Bank to Prime Trust.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement to the Offering Circular is September 13, 2021.